Exhibit 3.5

CERTIFICATE OF AMENDMENT

OF

THE BYLAWS

OF

CYBERSOURCE CORPORATION

The undersigned, Richard Scudellari, hereby certifies that:

1. He is the duly elected and acting Secretary of CyberSource Corporation, a Delaware corporation (the “Corporation”).

2. Article V, Section 7 of the Corporation’s Bylaws shall be amended to read in its entirety as follows:

“Subject to such supervisory powers, if any, as may be given by the Board of Directors to the chairman of the board if there be such an officer, the president shall, subject to the control of the Board of Directors and the Chief Executive Officer have the general powers and duties of Management usually vested in the office of chief operating officer, and shall have such other powers and duties as may be prescribed by the Board of Directors or the Chief Executive Officer, and shall report directly to the Chief Executive Officer.”

3. The following Section 11 shall be added to Article V of the Corporation’s Bylaws:

“Section 11. Chief Executive Officer: Subject to such supervisory powers, if any, as may be given by the Board of Directors to the chairman of the board, if there is such an officer, the chief executive officer of the corporation, shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and the officers of the corporation and shall report directly to the Board of Directors. All other officers, officials, employees and agents shall report directly or indirectly to the chief executive officer. The chief executive officer shall see that all orders and resolutions of the Board of Directors are carried into effect.”

IN WITNESS WHEREOF, the undersigned has set his hand hereto as of this 31st day of March 2006.

/s/ Richard Scudellari
Richard Scudellari
Secretary